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May 24, 2010 Division of Corporation Finance Securities and Exchange Commission 100 F. Street NE Washington, D.C. 20549	WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

Ladies and Gentlemen:

On behalf of Sun Healthcare Group, Inc. (“Sun”) and its wholly owned subsidiaries, SHG Services, Inc. (“New Sun”) and Sabra Health Care REIT, Inc. (“Sabra”), please be advised that the following two registration statements were filed today with the Securities and Exchange Commission (the “Commission”): (i) New Sun filed a registration statement on Form S-1 to register the offer and sale of shares of its common stock, par value $0.01 per share, that will be distributed on a pro rata basis to all stockholders of Sun (the “Form S-1”); and (ii) Sabra filed a registration statement on Form S-4 to register the exchange of shares of its common stock, par value $0.01 per share, for shares of Sun common stock in connection with a merger of Sun with and into Sabra, with Sabra surviving the merger (the “Form S-4” and, together with the Form S-1, the “Registration Statements”). The Registration Statements have been filed for the purpose of facilitating a plan announced by Sun today to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies.

The Registration Statements include the same prospectus, which is combined with a proxy statement relating to a special meeting of Sun stockholders to consider and vote on the proposed distribution and merger transactions. While the Registration Statements are being filed by different entities, the only substantive differences between the Registration Statements consist of the cover page, the explanatory note and Part II. Following effectiveness, the final proxy statement/prospectus will be distributed to Sun stockholders.

Following the restructuring transactions announced today, the historical consolidated financial statements of Sun will become the historical financial statements of New Sun. Sabra will not have operated prior to such transactions and will therefore have no historical financial statements. Sun submitted a letter to the Office of Chief Accountant of the Division of Corporation Finance related to this transaction and the financial information to be included in such Registration Statements. In response to such correspondence, in a letter dated May 14, 2010, Steven Jacobs, Associate Chief Accountant, Office of Chief Accountant of the Division of Corporation Finance, advised Sun that, in addition to the historical financial information of Sun and the unaudited pro forma consolidated financial statements of both Sun and Sabra

Securities and Exchange Commission - May 24, 2010 - Page 2

included in the Registration Statements, the Form S-4 should also include an audited historical carve-out balance sheet of Sabra as of a date within 135 days of the filing of the Registration Statements (together with the accompanying notes, the “Balance Sheet”). The Balance Sheet shall be comprised of the assets to be contributed and liabilities to be assumed by Sabra, currently expected to be the real estate assets owned by Sun and the related mortgage indebtedness. The Company is currently in the process of preparing such Balance Sheet and PricewaterhouseCoopers LLP, Sun’s independent registered public accounting firm (“PwC”), is currently in the process of auditing the Balance Sheet however, because such Balance Sheet and the required audit has not yet been completed, the Balance Sheet, together with PwC’s audit report thereon, are not included in the Registration Statements. It should be noted that, substantially all the assets to be contributed and liabilities to be assumed by Sabra are disclosed in Notes 4 (Long-Term Debt and Capital Lease Obligations) and 5 (Property and Equipment) to the Sun financial statements for the year ended December 31, 2009, which are incorporated in such Registration Statements.

Further, the Registration Statements, as filed with the Commission today, do not include: (i) the consent of PwC to the incorporation in the Registration Statements of its report relating to Sun’s consolidated financial statements as of and for the years ended December 31, 2009 and December 31, 2008; and (ii) the consent of Ernst & Young LLP (“E&Y”) to the incorporation in the Registration Statements of its report relating to Sun’s consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2007. Based on discussions with both PwC and E&Y, the only reason the respective consents were not delivered by PwC and E&Y and therefore not filed as exhibits to the Registration Statements is that the Balance Sheet is not available for inclusion in the Registration Statements. Promptly following completion of the preparation of such Balance Sheet and the audit of the Balance Sheet, Sabra and New Sun intend to amend each of the Registration Statements to include the Balance Sheet, together with PwC’s report thereon, and to file as exhibits the foregoing consents of PwC and E&Y.

If you have any questions regarding the Registration Statements or should require any additional information, please do not hesitate to contact me.

Best Regards,

/s/ Andor D. Terner
Andor D. Terner of O’MELVENY & MYERS LLP

ADT/NB1:797700.1

cc:	Richard K. Matros, Chief Executive Officer
L. Bryan Shaul, Chief Financial Officer
Sun Healthcare Group, Inc.

Robert T. Plesnarski, Esq.
O’Melveny & Myers LLP